January 13, 2016


United States Securities and Exchange Commission
Attn: H. Roger Schwall, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

     Re: Dominovas Energy Corporation
         Registration Statement on Form S-1
         File No. 333-208763

Ladies and Gentlemen:

The undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 15, 2016, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

     * should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dominovas Energy Corporation


/s/ Neal Allen
---------------------------------
Neal Allen
Chief Executive Officer